Exhibit 99.1

Professional Services Agreement

This Professional Services Agreement (this “Agreement”) is by and between FinPro, Inc., a New Jersey corporation, with offices located at 46 East Main Street, Somerville, New Jersey, 08876 (the “Service Provider”) and the undersigned client (the "Client"), whose address is set forth in the accompanying Statement of Work. This Agreement is effective when signed by both parties (the “Effective Date”).

WHEREAS, Service Provider has the capability and capacity to provide certain consulting services; and

WHEREAS, Client desires to retain Service Provider to provide the said services, and Service Provider is willing to perform such services under the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Service Provider and Customer agree as follows:

1.             Services.

1.1           Service Provider shall provide to Client the services (the "Services") set out in one or more statements of work with specific service sheets to be issued by Service Provider and accepted by Client (each, a "SOW"). Service Provider shall provide the Services to Client as described in more detail in each SOW and service sheets in accordance with the terms and conditions of this Agreement. Any SOW entered into shall be deemed to be entered into hereunder unless such SOW explicitly recites that it is entered into pursuant to another professional services agreement. If there is a conflict between the terms of this Agreement and the terms of any SOW, the terms of the SOW control and take precedence.

1.2           Each SOW shall include the following information, if applicable:

(a)           a detailed description of the Services to be performed pursuant to the SOW and/or Service Sheets;

(b)           the date upon which the Services will commence and the term of such SOW;

(c)           the fees and expenses to be paid to Service Provider under the SOW;

(d)           deliverables and payment schedules;

(e)           any criteria for specific completion of the Services; and

(f)            any other terms and conditions agreed upon by the parties in connection with the Services to be performed pursuant to such SOW.

2.             Client's Obligations.

2.1           Client shall:

(a)            provide Service Provider with all financial and other information, whether or not publicly available, necessary to familiarize Service Provider with the business and operations of the Client. The Client recognizes that Service Provider will rely upon such information and data received from the Client and its advisors without independent verification. Service Provider does not assume responsibility for the accuracy or completeness of such information received from the Client;

(b)           allow Service Provider the opportunity, from time to time, to discuss the material business and operations of the Client with the appropriate Client personnel for the purposes of performing the Services;

(c)           cooperate with Service Provider in all matters relating to the Services and provide such access to Client's premises, and such office accommodation and other facilities as may reasonably be requested by Service Provider, for the purposes of performing the Services;

(d)           promptly review all work products of Service Provider and respond promptly to any Service Provider request to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for Service Provider to perform Services in accordance with the requirements of this Agreement;

(e)            in the format requested by the Service Provider, provide such materials, data or information as Service Provider may request to carry out the Services in a timely manner and ensure that such Client materials or information are complete and accurate in all material respects;

(f)            promptly advise Service Provider of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Client;

(g)           have system download capability and, when applicable provide pertinent downloads and other data which tie to trial balances; and

(h)           obtain and maintain all necessary licenses and consents and comply with all applicable laws in relation to the Services before the date on which the Services are to start.

2.2           If Service Provider's performance of its obligations under this Agreement is prevented or delayed by any act or omission of Client or its agents, subcontractors, consultants or employees, Service Provider shall not be deemed in breach of its obligations under this Agreement or otherwise liable for any costs, charges or losses sustained or incurred by Client, in each case, to the extent arising directly or indirectly from such prevention or delay.

2.3           If Client data, materials or other information provided to the Service Provider is incomplete, inaccurate, or does not conform to the format required by the Service Provider, and Client is unable to remedy any such issue in a timely fashion, Service Provider may extend the timeline for delivery of Services outlined in a given SOW, or in the alternative, may charge additional fees of a minimum of $2,000 for the additional time and effort required to resolve the data issues.

3.             Change Orders.

3.1           The scope of services and fees contained in the SOW are based on current laws and regulations. If changes in law or regulations change the Client’s requirements or the scope of the work, the fees under the SOW will be modified to a mutually agreed upon amount to reflect the changed level of Service Provider’s effort in accordance with the procedures set forth below.

3.2           If either party wishes to change the scope or performance of the Services, it shall submit details of the requested change to the other party in writing. Service Provider shall, within a reasonable time after such request, provide a written estimate to Client of:

(a)           the likely time required to implement the change;

(b)           any necessary variations to the fees and other charges for the Services arising from the change;

(c)           the likely effect of the change on the Services; and

(d)           any other impact the change might have on the performance of this Agreement.

3.3           Promptly after receipt of the written estimate, the parties shall agree in writing on the terms of such change (a "Change Order"). Neither party shall be bound by any Change Order unless mutually agreed upon in writing.

4.              Performance Dates and Term.

Service Provider shall use reasonable efforts to meet any performance dates specified in the SOW, and any such dates shall be estimates only. This Agreement shall commence as of the Effective Date and shall continue thereafter until the completion of the Services under all Statements of Work, unless sooner terminated pursuant to this Agreement.

5.              Fees and Expenses; Payment Terms.

5.1           In consideration of the provision of the Services by the Service Provider and the rights granted to Client under this Agreement, Client shall pay the fees set forth in the SOW, including any reimbursement all reasonable travel and out-of-pocket or pass-through expenses incurred by Service Provider in connection with the performance of the Services.

5.2           All fees and expenses shall be paid to Service Provider as set out in the applicable SOW. Service Provider shall issue invoices to Client only in accordance with the terms of this Section and the applicable SOW, and Client shall pay all properly invoiced amounts due to Service Provider within 30 days after Client's receipt of such invoice, except for any amounts disputed by Client in good faith. All payments hereunder shall be in US dollars and made by check or wire transfer. Service Provider utilizes an electronic billing and collection procedure. Upon execution of this Agreement, Client shall indicate the appropriate e-mail address to direct wire instructions and any future correspondence regarding billing and collections.

5.3           In the event payments are not received by Service Provider within thirty (30) days after becoming due, Service Provider may:

(a)           charge interest on any such unpaid amounts at a rate of 7% per annum or, if lower, the maximum amount permitted under applicable law, from the date such payment was due until the date paid; and

(b)           suspend performance for all Services until payment has been made in full.

5.4           Client shall be responsible for all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, state or local governmental entity on any amounts payable by Client hereunder.

6.             Intellectual Property Rights; Ownership.

6.1           All intellectual property rights, including copyrights, patents, patent disclosures and inventions (whether patentable or not), trademarks service marks, trade secrets, know-how and other confidential information, trade dress, trade names, logos, corporate names and domain names, together with all of the goodwill associated therewith, derivative works and all other rights (collectively, "Intellectual Property Rights") of Service Provider shall be owned by Service Provider, and Service Provider hereby grants to Client a license to use all Intellectual Property Rights free of additional charge on a non-exclusive, worldwide, non-transferable, non-sublicensable, fully paid-up, royalty-free and perpetual basis to the extent necessary to enable Client to make reasonable use of the Deliverables (as defined below) and the Services. All documents and other materials that are delivered to Client under this Agreement in the course of performing the Services, including any items identified as such in the SOW (collectively, the "Deliverables"), including any Confidential Information of Client or Client materials, but excluding any Intellectual Property Rights or other proprietary work product of the Service Provider contained in such Deliverables and licensed to Client pursuant to this Section 6.1, shall be owned by Client.

6.2           With the exception of Resultant Data, Client and its licensors are, and shall remain, the sole and exclusive owner of all right, title and interest in and to Client data, including all Intellectual Property Rights therein. "Resultant Data" means information, data and other content that is derived by or through the Services from processing Client data and is sufficiently different from such Client data that such Client data cannot be reverse engineered or otherwise identified from the inspection, analysis or further processing of such information, data or content. Service Provider retains all Intellectual Property Rights in the Resultant Data.

7.             Confidential Information.

7.1           Service Provider has executed a Confidentiality Agreement (the “Confidentiality Agreement”) with the Client. The Client acknowledges that all opinions, valuations and advice (written or oral) given by Service Provider to the Client in connection with Service Provider’s engagement are intended solely for the benefit and use of the Client (and its directors, management, and advisors) and the Client’s regulators in connection with the matters contemplated hereby. Client agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the Client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Service Provider be made by the Client (or such persons), without the prior written consent of Service Provider, which consent shall not be unreasonably withheld.

7.2           All Confidential Information, as defined in the Confidentiality Agreement, shall be subject to the terms and conditions of the Confidentiality Agreement.

7.3           Client agrees to use the Confidential Information only to make use of the Services and Deliverables.

8.             Data Security.

8.1           The Service Provider acknowledges that the Client is subject to federal, state and foreign law, rules, regulations, directives and governmental or data protection authority decisions applicable to the collection, use, processing, storage, destruction and or disclosure of Personal Information, including but not limited to the Gramm-Leach-Bliley Act of 1999, as amended (the "GLBA"), and its implementing regulations and guidelines, Federal Trade Commission Financial Privacy Rule, 16 C.F.R. § 313.1 et seq., and regulatory and other agency standards and guidance for information security, privacy and confidentiality (sometimes collectively referred to herein as the “Privacy Laws”).

8.2           Service Provider has established and will maintain an information security program that complies in all material respects with the objectives outlined in the Interagency Guidelines Establishing Standards for Safeguarding Customer Information (12 CFR Part 364) (the “Guidelines”), and any other applicable Privacy Laws that address the protection of all nonpublic personal information as defined by Title V of the GLBA, including, but not limited to information provided by or obtained about a person with respect to name, sex, date of birth, age, income, address, telephone number, Social Security number, account information, health or medical information, and/or credit information (“Customer Data”). Service Provider’s information security program will include administrative, technical and physical safeguards designed to achieve the following objectives in compliance with the Guidelines: (i) to protect the security and confidentiality of Customer Data; (ii) to protect against any anticipated threats or hazards to the security or integrity of Customer Data; (iii) to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to Client’s customers; (iv) to implement and maintain an active incident response program; and (v) to ensure the proper disposal of Customer Data. If a breach of security or other unauthorized intrusion or access to Customer Data occurs while in the possession of Service Provider, Service Provider will promptly report to Client regarding the nature and extent of the information security incident and the corrective action taken by Service Provider in response.

8.3           Service Provider agrees that any Customer Data of the Client shall be subject to the Confidentiality Agreement and shall be maintained in confidence and not disclosed, sold, transferred, or brokered for marketing except as permitted in the Agreement or as otherwise permitted by the Client.

8.4           Service Provider will maintain all original Client data to the extent required for applicable legal or regulatory purposes or established document retention policies, and shall not be required to destroy, alter or modify any automated backup or other archival processes.

9.             Representations, Warranties and Vendor Management.

9.1           Service Provider represents and warrants to Client that it shall perform the Services using personnel of required skill, experience and qualifications and in a professional and workmanlike manner in accordance with generally recognized industry standards for similar services and shall devote adequate resources to meet its obligations under this Agreement. Service Provider and Client are not affiliated, and neither Service Provider nor Client has an economic interest in, or is held in common with, the other or has derived a significant portion of its gross revenues, receipts, or net income for any period from transactions with the other. Service Provider represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the federal banking agencies or otherwise prohibit or restrict it in anyway from serving in the role of independent appraiser for Client. Service Provider makes no other warranties whatsoever.

9.2           In the event that Service Provider utilizes a third-party to assist it in performing its duties under the Agreement or any related agreement, such third-party will be held to the same standard of service as the Service Provider and will be required to maintain the same level of data security and confidentiality as the Service Provider.

9.3           Service Provider understands that in some cases the Client may be obligated by regulation to perform a certain level of due diligence regarding its vendors. To that end, in addition to the previously executed Confidentiality Agreement with the Client, the Service Provider agrees to provide the Client on an annual basis copies of: (i) FinPro’s Data Security Policy, (ii) most recent SOC-1/Type II report for Microsoft Azure for online data transmission and storage, and where applicable, the most recent Bridge Letter from Microsoft regarding the same; (iii) most recent SSAE 18 SOC II Report for Microsoft Office 365 for secure online communication and productivity tools, and where applicable, the most recent Bridge Letter from Microsoft regarding the same; (iv) most recent SOC-2/Type II report for FinPro’ applications and cloud-based systems/environment; (v) FinPro’s Business Continuity Plan; (vi) FinPro’s Acceptable Use Policy; (vii) FinPro’s Terms of Use (which can be found at https://www.finpro.us/terms-of-use.html); (viii) FinPro’s Privacy Policy (which can be found at https://www.finpro.us/privacy.html); (ix) general vendor management questionnaire; (x) Certificate of Insurance for cyber liability; (xi) most recent Certificate of Good Standing for New Jersey; and (xii) most recent W-9 for FinPro, Inc. The Client and the Service Provider agree that the foregoing documents shall be sufficient to meet any regulatory requirements for vendor management.

10.           Indemnification and Reimbursement.

10.1         Service Provider shall defend, indemnify and hold harmless Client and its officers, directors, employees, agents, successors and permitted assigns (each, a "Client Indemnitee") from and against all costs, fees, expenses, damages, and liabilities, including defense costs and legal fees associated with such third-party claim arising out of or resulting from any third-party claim, suit, action or proceeding (each, an "Action") resulting from:

(a)           bodily injury, death of any person or damage to real or tangible, personal property resulting from the willful, bad faith, fraudulent or grossly negligent acts or omissions of Service Provider or Service Provider Personnel; and

(b)           Service Provider's material breach of any representation, warranty or obligation of Service Provider set forth in this Agreement.

10.2         Client shall defend, indemnify and hold harmless Service Provider and Service Provider's Affiliates and their officers, directors, employees, agents, successors and permitted assigns from and against all costs, fees, expenses, damages, and liabilities, including defense costs and legal fees associated with such third-party claim arising out of or resulting from any third-party Action arising out of or resulting from:

(a)           bodily injury, death of any person or damage to real or tangible, personal property resulting from the grossly negligent, bad faith, or willful acts or omissions of Client; and

(b)           Client's material breach of any representation, warranty or obligation of Client in this Agreement.

10.3         In addition to the indemnification set forth above, the Client shall reimburse Service Provider promptly for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the rendering of services by Service Provider hereunder or the rendering of additional services by Service Provider as requested by the Client that are related to the services rendered hereunder (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); unless it is finally judicially determined that such losses, claims, damages or liabilities resulted directly from the gross negligence, bad faith, or willful misconduct of Service Provider. In the event Service Provider becomes aware of any such claim or possible claim, it shall notify the Client as soon as possible. This indemnification shall apply to the full extent allowed by law. Notwithstanding any other provision of this Agreement, any payments made by the Bank shall be in accordance with federal banking law and regulations.

11.           LIMITATION OF LIABILITY.

11.1         IN NO EVENT SHALL SERVICE PROVIDER BE LIABLE TO CLIENT OR TO ANY THIRD PARTY FOR ANY LOSS OF USE, REVENUE OR PROFIT OR LOSS OF DATA OR DIMINUTION IN VALUE, OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE AND WHETHER OR NOT SERVICE PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

11.2         IN NO EVENT SHALL SERVICE PROVIDER'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EXCEED THE AGGREGATE AMOUNTS PAID OR PAYABLE TO SERVICE PROVIDER PURSUANT TO THIS AGREEMENT.

11.3         The limitation of liability set forth in this Section shall not apply to (i) liability resulting from Service Provider's gross negligence, bad faith, or willful misconduct and (ii) death or bodily injury resulting from Service Provider's negligent acts or omissions.

12.           Termination; Acceleration.

12.1         Either party may terminate this Agreement, effective upon written notice to the other party (the "Defaulting Party"), if the Defaulting Party:

(a)           materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within thirty (30) days after receipt of written notice of such breach.

(b)           (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven business days or is not dismissed or vacated within 45 days after filing; (iii) is dissolved or liquidated or takes any corporate action for such purpose; (iv) makes a general assignment for the benefit of creditors; or (v) has a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

12.2         If at any time during the term of this Agreement the Client undergoes a change of control, or terminates this Agreement for any other reason than failure to perform by the Service Provider, then the remaining fees under the Agreement will be accelerated and become due in full at the time of closing of the change of control or termination.

13.           NON-SOLICITATION.

13.1         Both parties understand and acknowledge that the other party has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees would cause significant and irreparable harm to either party, respectively. Both parties agree and covenant not to solicit directly or indirectly, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the other party during the term of this Agreement or any SOW, or within twelve (12) months from the termination of this Agreement or any SOW, to run consecutively, beginning on the last day of the Agreement. A general advertisement or notice of a job listing or opening or other similar general publication of a job search or availability to fill employment positions, including on the internet, shall not be construed as a solicitation or inducement for the purposes of this Section, and the hiring of any such employees or independent contractor who freely responds thereto shall not be a breach of this Section.

13.2         Both parties agree that any breach of the foregoing obligation would result in harm to the non-breaching party and that the amount of legal damages would be difficult to determine. Accordingly, both parties agree that for each such employee retained in breach of this Section, the breaching party shall pay the non-breaching party a sum of two (2) times the annual compensation to be paid by the breaching party to such employee as liquidated damages. Both parties agree that such liquidated damages constitute a reasonable estimate of the damages that would accrue to the non-breaching party and do not constitute a penalty.

14.           Miscellaneous.

14.1         Neither party may assign, transfer or delegate any or all of its rights or obligations under this Agreement, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, that, upon prior written notice to the other party, either party may assign the Agreement to an Affiliate of such party or to a successor of all or substantially all of the assets of such party through merger, reorganization, consolidation or acquisition. No assignment shall relieve the assigning party of any of its obligations hereunder. Any attempted assignment, transfer or other conveyance in violation of the foregoing shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

14.2         The relationship between the parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the parties, and neither party shall have authority to contract for or bind the other party in any manner whatsoever.

14.3         This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or any SOW.

14.4         No Party shall be liable or responsible to the other party, nor be deemed to have defaulted or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement when and to the extent such failure or delay is caused by or results from acts or circumstances beyond the reasonable control of that party including, without limitation, acts of God, flood, fire, earthquake, explosion, governmental actions, war, invasion or hostilities (whether war is declared or not), terrorist threats or acts, riot, or other civil unrest, national emergency, revolution, insurrection, epidemic, lock-outs, strikes or other labor disputes (whether or not relating to either party's workforce), pandemic or restraints or delays affecting carriers or inability or delay in obtaining supplies of adequate or suitable materials, materials or telecommunication breakdown or power outage, provided that, if the event in question continues for a continuous period in excess of fifteen (15) days, each party shall be entitled to give notice in writing to the other party to terminate this Agreement.

14.5         All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the parties at the addresses set forth in the SOW or to such other address that may be designated by the receiving party in writing. All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt of the receiving party, and (b) if the party giving the Notice has complied with the requirements of this Section.

14.6         This Agreement, together with any Confidentiality Agreement, and all Schedules, Exhibits and Statements of Work and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any conflict between the terms and provisions of this Agreement and those of any Schedule, Exhibit or SOW, the following order of precedence shall govern: (a) first, the applicable SOW; (b) second, this Agreement, exclusive of its Exhibits and Schedules; and (c) third, any Exhibits and Schedules to this Agreement; and (d) fourth, the Confidentiality Agreement, if any.

14.7         The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

14.8         This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.9         If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.10       This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey without giving effect to any choice or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New Jersey. Any legal suit, action or proceeding arising out of or related to this Agreement or the Services provided hereunder shall be instituted in the federal courts of the United States or the courts of the State of New Jersey in each case located in the city of Somerville and County of Somerset, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.11       Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

14.12       In the event that any action, suit, or other legal or administrative proceeding is instituted or commenced by either party hereto against the other party arising out of or related to this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and court costs from the non-prevailing party.

14.13       Provisions of this Agreement, which by their nature should apply beyond their terms, will remain in force after any termination or expiration of this Agreement, including, but not limited to, the provision related to non-solicitation, confidentiality, indemnification, governing law and jurisdiction.

14.14       This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date last written below.

ACCEPTED BY:	FinPro Inc.	SIGNED BY:	Mercer Savings Bank

	46 East Main Street, Suite 303		1100 Irmscher Boulevard

	Somerville, NJ 08876		Celina, OH 45822

Signature:	/s/ Scott Martorana	Signature:	/s/ Alvin B. Parmiter

Print Name:	Scott Martorana	Print Name:	Alvin B. Parmiter

Title:	Executive Managing Director	Title:	CEO

Date:	2/1/2023	Date:	2/1/2023

APPRAISAL SCOPE OF WORK

FinPro, Inc. is pleased to assist the Client and the financial institution (“the Company”) by providing appraisal services for the planned offering.

SCOPE OF WORK:

FinPro will perform each of the activities listed below as needed or requested by the Client.

▪	Conduct financial due diligence, including interviews of senior management and reviews of financial and other records
▪	Gather an understanding of the Bank’s current and projected financial condition, profitability, risk characteristics, operations and external factors that might influence or impact the Bank
▪	Prepare a detailed written valuation report of the Bank and the Company, that is consistent with applicable regulatory guidelines and standard valuation practices

o	Include an in-depth analysis of the operating results and financial condition of the Bank and the Company
o	Assess the interest rate risk, credit risk and liquidity risk
o	Describe the business strategies of the Bank and the Company, the market area, competition and potential for the future
o	Include a detailed peer analysis of publicly traded savings institutions for use in determining appropriate valuation adjustments based upon multiple factors
o	Include a midpoint pro forma valuation along with a range of value around the midpoint value
o	Comply, in form and substance with all appropriate requirements of regulatory authorities for purposes of its use to establish the estimate pro forma market value of the common stock of the Company following the Conversion and Stock Offering
o	The valuation report may be periodically updated throughout the Conversion process and will be updated at the time of the closing of the Stock Offering

▪	Prepare and deliver an opinion, in form and substance acceptable to legal and tax counsel of the Bank and the Company, to the effect that the subscription rights granted to eligible account holders, the applicable stock benefit plans and others in connection with the stock offering, have no value

INFORMATION REQUIREMENTS OF THE BOARD:

To accomplish the tasks set forth above, the following minimum information is requested to be made available during the course of the review.  This list is not exhaustive and other items may be requested.

▪	Provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company
▪	Allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel
▪	Promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank and Company
▪	Provide FinPro with all support schedules required to compile Regulatory, Board and Management reports

FinPro | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398 |	Initials /s/ BP

▪	Provide FinPro with offering circular, prospectus and all other materials relevant to the appraisal function for the Conversion

DELIVERABLES:

The following is a list of deliverables that will result from FinPro's effort.

▪	Appraisal document
▪	Final Appraisal document

FinPro | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398 |	Initials /s/ BP

STATEMENT OF WORK

The undersigned client (the “Client” or “Bank”) hereby requests FinPro, Inc. (the “Service Provider” or “FinPro”) to assist the Client by providing the scope of services detailed on the Service Sheets attached to this Statement of Work (the “SOW”). This SOW adopts and incorporates by reference the attached Scope, Service Sheets, and the terms and conditions of the Professional Services Agreement (the “PSA”) between the Bank and FinPro that was previously entered into on the date set forth below. Please review this SOW and indicate your acceptance where appropriate. We look forward to furthering our relationship with the Bank.

TERM, FEES & EXPENSES

TERM

This SOW is effective as of the date set forth below (the “Effective Date”). Any future work that would require extra expense to the Bank will be proposed on separately from this engagement prior to any work being performed.

Approximate Timeframe for Completion:	Six months	Elapsed time to complete all of the tasks outlined in the SOW

Effective Date of PSA:	2/01/2023

Effective Date of SOW:	2/01/2023

FEES & EXPENSES

FinPro’s fees for this engagement are set forth below. This fee shall be payable in installments based on the schedule set forth below.

In the event that the Bank needs to be set up on FinPro’s systems as part of this engagement, there is also a one-time set-up fee for the Bank and the Bank’s users on FinPro’s systems which will be invoiced upon signing of this SOW. To the extent that the Bank makes significant changes to its systems (e.g. core conversion) such that FinPro is tasked with resetting the Client on its systems, an additional set up fee will be charged on each such occurrence. A separate e-mail or request will be sent to establish the initial Bank users and permissions.

*Please note: If account level download files and general ledger files are provided in the incorrect format, FinPro is tasked with making corrections to these files, or the report is rerun at the Client’s request after the results have been provided to the Client (not due to any error by FinPro), a data/download correction fee will be applied.

Total Fee:	$35,000	Payable according to the Payment Milestones below

Payment Milestones:	$10,000	Non-refundable retainer

	$10,000	Payable upon submission of the appraisal to regulators

	$10,000	Payable upon completion of the stock offering

	$5,000	For each appraisal update, this includes the final appraisal

Initial or Subsequent Set-up Fee:	N/A	If applicable
(if applicable)

Data/Download Correction Fee:	N/A	If applicable
(if applicable)

FinPro | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398 | www.finpro.us

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In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to promptly reimburse FinPro for the following:

OUT-OF-POCKET EXPENSES	All of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement, not to exceed $5,000 without the prior written consent of the Bank. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.
DATA COST	There is a pass-through cost for competitor financial/regulatory data.

BONDS	There is a pass-through cost for bond and MBS market pricing, CMO cash flows, and MBS prepayment speeds.

MARKET DATA	A market is defined as each branch market or zip code for which specific market data is provided. The purchase of any real estate data will be passed through.

(if necessary)
CYBERSECURITY CONTROLS	There is a partial pass-through cost for requisite cybersecurity controls. These cybersecurity elements are necessary under an effective vendor management program.

This SOW will expire 30 days from this date unless accepted by you in accordance with the terms set forth above and in the PSA. Any changes to this SOW will require approval of the Service Provider. Please sign and return a copy of this SOW to indicate acceptance.

ACCEPTED BY:	FinPro, Inc.	SIGNED BY:	Mercer Savings Bank

	46 East Main Street, Suite 303		1100 Irmscher Boulevard

	Somerville, NJ 08876		Celina, OH 45822

Signature:	/s/ Scott Martorana	Signature:	/s/ Alvin B. Parmiter

Print Name:	Scott Martorana	Print Name:	Alvin B. Parmiter

Title:	Executive Managing Director	Title:	CEO

Date:	2/1/2023	Date:	2/1/2023

FinPro | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398 | www.finpro.us

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